Exhibit 12.1
Ameren Corporation
Computation of Ratio of Earnings to Fixed Charges
(Thousands of Dollars, Except Ratio)

Nine Months Ended September 30,
2017
Earnings available for fixed charges, as defined:
Net income from continuing operations attributable to Ameren Corporation	$582,847
Loss from equity investee	1,393
Tax expense based on income	376,223
Fixed charges excluding subsidiary preferred stock dividends tax adjustment	312,459
Earnings available for fixed charges, as defined	$1,272,922
Fixed charges, as defined:
Interest expense on short-term and long-term debt	$288,209
Estimated interest cost within rental expense	3,236
Amortization of net debt premium, discount, and expenses	16,182
Subsidiary preferred stock dividends	4,832
Adjust subsidiary preferred stock dividends to pretax basis	3,039
Total fixed charges, as defined	$315,498
Consolidated ratio of earnings to fixed charges	4.03